# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ManpowerGroup Inc., CIK 0000871763
CUSIP: 56418H100
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 100 Manpower Place, Milwaukee, Wisconsin (WI), 53212
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001759654

## Reporting persons
- Quantinno Capital Management LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,138,063; sole dispositive power 0; shared dispositive power 3,138,063; aggregate amount beneficially owned 3,138,063 (6.7% of the class)
- Quantinno Capital LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,138,063; sole dispositive power 0; shared dispositive power 3,138,063; aggregate amount beneficially owned 3,138,063 (6.7% of the class)
- Hoon Kim: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,138,063; sole dispositive power 0; shared dispositive power 3,138,063; aggregate amount beneficially owned 3,138,063 (6.7% of the class)

## Item 1. Issuer
Name of issuer: ManpowerGroup Inc.
Address of issuer's principal executive offices: 100 Manpower Place, Milwaukee, WISCONSIN, 53212.

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Quantinno Capital Management LP, (the "Firm"), (ii) Quantinno Capital LLC (the "Firm GP"), and (iii) Hoon Kim. Each a "Filer" and collectively, the "Filers."

Quantinno Capital LLC is the general partner to the Firm. Hoon Kim is a Limited Partner of the Firm and a Managing Member of Quantinno Capital LLC.
Address of principal business office or, if none, residence: The principal business address of each of the Filers is 66 Hudson Blvd E, 23rd Floor, New York, NY 10001.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Filer.

By virtue of the Firm's position as the investment manager of Quantinno DEALS Excelsior Custom Series, L.P. (the "Excelsior Series"), and Separately Managed Accounts ("the SMAs"), the direct holders of an aggregate of 3,138,063 Common Stock, par value $0.01 per share (the "Common Stock") of ManpowerGroup Inc. (the "Issuer"). The Firm may be deemed to exercise voting and investment power over such shares of Common Stock held by the Excelsior Series and the SMAs, and thus may be deemed to beneficially own such shares of Common Stock. By virtue of its position as the General Partner of the Firm, the Firm GP may be deemed to exercise voting and investment power over the shares Common Stock held directly by the Excelsior Series and the SMAs, and thus may be deemed to beneficially own such shares of Common Stock. By virtue of Hoon Kim's position as the Limited Partner of the Firm and the Managing Member of the Firm GP, Hoon Kim may be deemed to exercise voting and investment power over the shares of Common Stock held directly by the Excelsior Series and the SMAs, and thus may be deemed to beneficially own such shares of Common Stock.

Ownership percentages are based on 46,507,343 shares of Common Stock reported as issued and outstanding as of May 6, 2026 in the Issuer's Quarterly Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Quantinno Capital Management LP: Hoon Kim, Chief Executive Officer (08/14/2026)
- Quantinno Capital LLC: Hoon Kim, Managing Member (08/14/2026)
- Hoon Kim: Hoon Kim, Authorized Signatory (08/14/2026)